mike blankenship

Managing Partner

1.713.651.2678

MBlankenship@winston.com

October 20, 2023

SiSi Cheng

Kevin Woody

Thomas Jones

Jay Ingram

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	INNO HOLDINGS INC. Amendment No. 3 to Registration Statement on Form S-1 Filed October 4, 2023 File No. 333-273429

Ladies and Gentlemen:

On behalf of our client, INNO HOLDINGS INC. (the “Company”), we are writing to submit the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on October 18, 2023, with respect to the above referenced filing.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company on October 4, 2023.

Amendment No. 3 to Registration Statement on Form S-1 filed October 4, 2023

Capitalization, page 39

1.	We note your updated capitalization table in response to prior comment 2. Please also revise the caption for ordinary shares in the table to present correct share amount on a pro forma basis.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the disclosures on page 39 have been revised accordingly.

Executive Compensation, page 84

2.	Please update the disclosure in this section to include compensation information for the most recently completed fiscal year.

Response: The Company acknowledges the Staff’s comment and that the Company has revised the disclosures on pages 84 and 85 accordingly.

October 20, 2023 Page 2

Exhibits

3.	We note the reference in section 2.1 of the agreement filed as Exhibit 10.2 to “Appendix I attached hereto;” however the appendix is missing. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and advises that the Company had filed an updated Exhibit 10.2 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael Blankenship
Michael Blankenship

cc:	Dekui Liu, Chief Executive Officer, INNO HOLDINGS INC.